Mail Stop 6010

									March 9, 2006


Mihael H. Polymeropoulos, M.D.
Vanda Pharmaceuticals Inc.
9620 Medical Center Drive - Suite 201
Rockville, MD  20850


Re:  	Vanda Pharmaceuticals Inc.
Amendment No. 1 to Form S-1 Registration Statement
	File No. 333-130759


Dear Dr. Polymeropoulos:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds - page 26

1. We note the revisions you made in response to comment 19. However, you did not address all of the issues we raised. Please disclose how far along the development spectrum that you anticipate the proceeds will enable you to go. Also, disclose whether material amounts of additional funding will be necessary to achieve the purposes you have identified. If so, disclose the amounts of other funds that will be necessary and the sources you will obtain them from.

Capitalization - page 28

2. Please refer to your response to prior comment 22. The solid lines before and after "Accumulated deficit" were not moved to the "Total capitalization" line item as previously requested. Also, the Total stockholders` equity and Total capitalization lines do not foot since the table excludes amounts for accumulated other comprehensive loss, and the amount for actual deferred compensation appears to be incorrect. Please revise or advise us.

Selected consolidated financial data -  page 32
3. Please reinstate your balance sheet data disclosures as of December 31, 2003. Please refer to Rule 301 of Regulation S-K.

Quantitative and qualitative disclosures about market risk - page
47
4. Based on your disclosure on page 39, it appears that you may be subject to foreign currency exchange rate risk. Please provide the disclosures required by Rule 305 of Regulation S-K or disclose that your exposure to foreign currency exchange rate risk is not material.

Critical accounting policies

Stock-based compensation - page 50
5. We are considering your response to prior comment 37. Please note we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and we may have further comment in this regard when the amendment containing that information is filed. Please address the following:

a. We note in your response that you retroactively valued the common stock by discounting the estimated IPO price based on the timing and probabilities of major milestones or events compared to the estimated
IPO price. Tell us the estimated IPO price, how you determined the discount to the estimated IPO price and the significant assumptions used to forecast the probabilities of major milestones or events.

b. Since you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, please expand your disclosure to provide the following:


* Discuss the significant assumptions and methodologies used in determining fair value.

* A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

* The reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Business - page 53

License Agreements - page 65

6. We note your response to comment 28. It remains unclear as to whether you have revised the disclosure to describe all material rights and obligations under the BMS agreement. Please either revise the disclosure to include all material rights and obligations or confirm that this is BMS` only material right under the agreement.

Principal stockholders - page 89

7. We have considered your response to comment 32. Please revise the footnotes to disclose the extent of the named persons` ownership interest in each of the funds.





*	*	*	*	*





As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Frank Wyman at (202) 551-3660, or Donald Abbott at
(202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mary
Fraser
at (202) 551-3609, or me at (202) 551-3710 with any other
questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director



Cc:	Steven Baglio, Esq.
	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP
	610 Lincoln Street
	Waltham, Massachusetts 94025
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Mihael H. Polymeropoulos, M.D.
Vanda Pharmaceuticals Inc.
March 9, 2006
Page 4